UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

GEVO, INC.

(Name of Issuer)

Common stock, par value $0.01 per share

(Title of Class of Securities)

374396109

(CUSIP Number)

December 31, 2012

(Date of Event Which Requires Filing of this Statement)

Check the following box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03236M 10 1

1.	Name of Reporting Person: I.R.S. Identification Nos. of above persons (entities only): TOTAL S.A.
2.	Check the Appropriate Box if a Member of a Group: (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Citizenship or Place of Organization: France
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power: 2,449,865 shares of common stock (see Item 4)
	6.	Shared Voting Power: -0-
	7.	Sole Dispositive Power: 2,449,865 shares of common stock (see Item 4)
	8.	Shared Dispositive Power: -0-
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,449,865 shares of common stock
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): ☐
11.	Percent of Class Represented by Amount in Row (9): 6.19% (based on the number of shares reported by the Issuer as being issued and outstanding as of December 31, 2012)
12.	Type of Reporting Person (See Instructions): HC

Item 1	(a).	Name of Issuer:

Gevo, Inc.

Item 1	(b).	Address of Issuer’s Principal Executive Offices:

345 Inverness Drive South, Building C, Suite 310, Englewood, CO 80112

Item 2 (a), (b) and (c).		Name of Person Filing; Address of Principal Business Office or, if None, Residence; and Citizenship:

This statement is being filed by TOTAL S.A., a company organized under the laws of France. TOTAL S.A.’s principal business is oil, gas and chemicals. The address of TOTAL S.A.’s principal business and office is 2, place Jean Millier, La Défense 6, 92400 Courbevoie, France.

Item 2	(d).	Title of Class of Securities:

Common stock, par value $0.01 per share

Item 2	(e).	CUSIP Number:

374396109

Item 3.	If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whetherthe Person Filing is a:

	(a)	☐	Broker or Dealer registered under Section 15 of the Exchange Act.

	(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act.

	(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

	(d)	☐	Investment company registered under Section 8 of the Investment Company Act.

	(e)	☐	An investment advisor in accordance with Rule 13d-1(b)(1)(ii)(E).

	(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

	(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

	(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

	(j)	☐	Group, in accordance with Rule 13d-1(b)(l)(ii)(J).

Item 4.	Ownership

As of December 31, 2012, TOTAL S.A. beneficially owned the following shares indirectly:

Amount beneficially owned:

2,449,865

Percent of class:

6.19%

Number of shares as to which such person has:

Sole power to vote:

2,449,865

Shared power to vote:

-0-

Sole power to dispose of:

2,449,865

Shared power to dispose of:

-0-

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Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

See Exhibit A.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of the Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

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SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

TOTAL S.A.

By:	/s/ HUMBERT DE WENDEL
Name:	Humbert de Wendel
Title:	Treasurer

Date: February 14, 2013

Schedule 13G

Exhibit A

Identification and Classification of Members of Subsidiaries

TOTAL ENERGY VENTURES INTERNATIONAL SAS

TOTAL ENERGY VENTURES INTERNATIONAL SAS, a company organized under the laws of France, is a 100% held direct subsidiary of TOTAL S.A. The address of TOTAL ENERGY VENTURES INTERNATIONAL SAS’s principal business and office is 2, place Jean Millier, La Défense 6, 92400 Courbevoie, France.

TOTAL ENERGY VENTURES INTERNATIONAL SAS beneficially owns the following shares:

Amount beneficially owned:	2,449,865
Percent of class:	6.19%
Number of shares as to which such person has:

Sole power to vote:	2,449,865
Shared power to vote:	-0-
Sole power to dispose of:	2,449,865
Shared power to dispose of:	-0-